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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a)	Name of Issuer	(b)	IRS Ident. No.	(c)	S.E.C. File No.

	MetroPCS Communications, Inc.		20-0836269		1-33409

(d)	Address of Issuer			(e)	Telephone No.

	8144 Walnut Hill Lane, Suite 800		Dallas , TX 75231		214 265-2550

	(Street)		(City) (State) (Zip Code)		(Area Code) (Number)

2(a)	Name of Person For Whose Account the Securities are to be Sold			(b)	Relationship to Issuer

	Yucaipa Corporate Initiatives Fund I, LP				N/A

(c)	Address

	9130 West Sunset Boulevard		Los Angeles , CA 90069

	(Street)		(City) (State) (Zip Code)

INSTRUCTION:	The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number

3(a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker Who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Numb er	(c) Number of Shares or Other Units to be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (Mo/Day/Yr) (See Instr. 3(f))	(g) Name of Each Securities Exchange (See Instr. 3(g))

Common	Kevin Dann & Partners LLC 400 Madison Avenue Suite 4-A New York, NY 10017		3,027,052	$59,451,301(1)	346,728,450	October 24, 2007	NYSE

(1) Based on the closing price as of October 23, 2007.

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d)	Issuer’s address, including zip code
	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose accou nt the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common	12/15/2005	Purchase	Various (See attached)	3,027,052 (see remarks)	Various (See attached)	Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

Yucaipa Corporate Initiatives Fund I, LP (“YCIF”) acquired shares of (i) the issuer's common stock, par value $0.0001 per share (“Common Stock”) and (ii) Series D Convertible Preferred Stock (the “Series D Shares”) in a series of purchase transactions that took place on December 15, 2005. The shares of Common Stock to be sold pursuant to this Form 144 include those shares of Common Stock purchased on December 15, 2005 as well as those shares of Common Stock issued upon conversion of the Series D Shares.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed.

October 24, 2007	/s/ Robert P. Bermingham
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the persons for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

TABLE I — SECURITIES TO BE SOLD

Name of Person from Whom Acquired
Date you Acquired	(If gift, also give date donor acquired)	Date of Payment
12/15/2005	Madison Dearborn Capital Partners IV, L.P.	12/15/2005
12/15/2005	TA IX, L.P.	12/15/2005
12/15/2005	TA/Atlantic and Pacific V L.P.	12/15/2005
12/15/2005	TA Strategic Partners Fund A, L.P.	12/15/2005
12/15/2005	TA Strategic Partners Fund B, L.P.	12/15/2005
12/15/2005	TA Investors II, L.P.	12/15/2005
12/15/2005	Ralph Baruch Revocable Trust	12/15/2005
12/15/2005	Madison Dearborn Capital Partners IV, L.P.	12/15/2005
12/15/2005	TA IX, L.P.	12/15/2005
12/15/2005	TA/Atlantic and Pacific V L.P.	12/15/2005
12/15/2005	TA Strategic Partners Fund A, L.P.	12/15/2005
12/15/2005	TA Strategic Partners Fund B, L.P.	12/15/2005
12/15/2005	TA Investors II, L.P.	12/15/2005
12/15/2005	Ellen M. Poss	12/15/2005
12/15/2005	Deborah E. Smith	12/15/2005
12/15/2005	Karen L. Loverde Albregts	12/15/2005
12/15/2005	Ralph Baruch Revocable Trust	12/15/2005
12/15/2005	David R. Jensen	12/19/2005